Law Offices of
                                GREGORY M. WILSON



November 27, 2006

Carmen Moncada-Terry
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Tidelands Oil & Gas Corporation
         Registration Statement on Form S-1 filed October 25, 2006 File Number 333-138206

Dear Ms. Moncada-Terry and Staff:

I am writing on behalf of Tidelands Oil & Gas Corporation in response to the Commission's comment letter dated November 16, 2006.

                                   Form S-1/A
                                   ----------

Selling Shareholders, page 31
-----------------------------

     1. Please revise the Selling Shareholder table to reconcile the number of shares beneficially owned before the offering with the percent of class of shares owned before the offering. For example, based on the number of outstanding shares as of September 30, 2006, it appears that Palisades Master Fund owns more than 4.99% of the outstanding common stock.

Response: Footnote (1) omitted the following sentence, which will be added to the amended S-1/A as follows:

"The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding.

General

The Registrant has updated the S-1/A to include the following changes:

     Front Page of Registration Statement
     ------------------------------------
          1. Changed filing date of S-1/A to November 27, 2006
          2. Added the Registration number


                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us

     Prospectus
          1. Changed all references to the prospectus date from October 25, 2006 to November 27, 2006.

     Risk Factors
          1. Paragraph 4, page 7, altered the risk factor titled, "Future Capital Needs Could Result in Dilution to Investors; Additional Financing Could be Unavailable or Have Unfavorable Terms" to include the words, "debt refinancing".
          2. Paragraph 6, page 7, added a risk factor titled, "There Can Be No Assurance That We Will Be Able to Continue As a Going Concern".

     Market For Common Equity and Related Stockholder Matters
     --------------------------------------------------------
          1. Page 13, updated the date and share price as of November 22, 2006.

     Selected Consolidated Financial Information
     -------------------------------------------
          1. Page 15, updated the Selected Quarterly Financial Information to include the September 30, 2006 data.

     Management's  Discussion and Analysis of Financial Condition and Results of
     ---------------------------------------------------------------------------
     Operations
     ----------

          Recent Developments
          -------------------
               1.   Page  25,  added  a  paragraph   titled,   "Sonterra  Energy
                    Corporation".

          Results of Operations
          ---------------------
               1. Beginning on Page 25, deleted the "Six Months Ended June 30, 2006 with the Six Months Ended June 30, 2006 and replaced it with the "Nine Months Ended September 30, 2006 with the Nine Months Ended September 30, 2005.

     Quantitative and Qualitative Disclosures About Market Risk
     ----------------------------------------------------------
          Cash and Cash Equivalents
          -------------------------
               1.   Page 30, updated the cash figures as of September 30, 2006.

     Selling Shareholders
     --------------------
          1. Page 31, Footnote (1) made changes as set forth in response to Comment No. 1 above.

     Financial Statements
     --------------------
          1. We have updated the financial statement to include the September 30, 2006 information.


                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us

     Please call me at 509-891-8373 if you have any questions or if I may provide you with any other information on behalf of Tidelands Oil & Gas Corporation.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson
























                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us